EXHIBIT 12

                    STATEMENT REGARDING COMPUTATION OF RATIOS



                                         1995        1994         1993
                                             (Dollars in Thousands)


Pre-tax earnings                          740     $   794     $    589

Total fixed charges:

     Interest on notes payable            123          93           20

                                            -           -            -
                Total                   $ 863     $   887    $     609

Fixed charges                           $ 123     $    93    $      20

Ratio of earnings to fixed charges     701.63%      953.76    3,045.00%